UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Gevo, Inc.

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

374396109

(CUSIP Number)

Vinod Khosla

Khosla Ventures

3000 Sand Hill Road

Building 3, Suite 190

Menlo Park, California 94025

(650) 376-8500

with a copy to:

Thomas A. Beaudoin

Wilmer Cutler Pickering Hale and Dorr LLP

60 State Street

Boston, Massachusetts 02109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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CUSIP No. 374396109

(1)	Names of reporting persons Khosla Ventures I, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 5,191,937
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 5,191,937
(11)	Aggregate amount beneficially owned by each reporting person. 5,191,937 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 19.9% (see Attachment A)
(14)	Type of reporting person (see instructions). PN

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(1)	Names of reporting persons Khosla Ventures III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 2,032,063
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 2,032,063
(11)	Aggregate amount beneficially owned by each reporting person. 2,032,063 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 7.8% (see Attachment A)
(14)	Type of reporting person (see instructions). PN

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CUSIP No. 374396109

(1)	Names of reporting persons Khosla Ventures Associates I, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 5,191,937
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 5,191,937
(11)	Aggregate amount beneficially owned by each reporting person. 5,191,937 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 19.9% (see Attachment A)
(14)	Type of reporting person (see instructions). OO

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(1)	Names of reporting persons Khosla Ventures Associates III, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 2,032,063
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 2,032,063
(11)	Aggregate amount beneficially owned by each reporting person. 2,032,063 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 7.8% (see Attachment A)
(14)	Type of reporting person (see instructions). OO

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(1)	Names of reporting persons VK Services, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 7,224,000
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 7,224,000
(11)	Aggregate amount beneficially owned by each reporting person. 7,224,000 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 27.7% (see Attachment A)
(14)	Type of reporting person (see instructions). OO

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(1)	Names of reporting persons Vinod Khosla
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power. 0
	(8)	Shared voting power. 7,224,000
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 7,224,000
(11)	Aggregate amount beneficially owned by each reporting person. 7,224,000 (see Attachment A)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐
(13)	Percent of class represented by amount in Row (11). 27.7% (see Attachment A)
(14)	Type of reporting person (see instructions). IN

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CUSIP No. 374396109

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the common stock, par value $0.01 per share (the “common stock”), of Gevo, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 345 Inverness Drive South, Building C, Suite 310, Englewood, CO 80112. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)	This statement is filed by:

(i)	Khosla Ventures I, L.P. (“KV I”), with respect to the shares of common stock directly and beneficially owned by it;

(ii)	Khosla Ventures III, L.P. (“KV III”), with respect to the shares of common stock directly and beneficially owned by it;

(iii)	Khosla Ventures Associates I, LLC (“KVA I”), with respect to the shares of common stock directly and beneficially owned by it;

(iv)	Khosla Ventures Associates III, LLC (“KVA III”), with respect to the shares of common stock directly and beneficially owned by it;

(v)	VK Services, LLC (“VK Services”), with respect to the shares of common stock directly and beneficially owned by it; and

(vi)	Vinod Khosla (“Khosla”), with respect to the shares of common stock directly and beneficially owned by him.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Pursuant to the provisions of General Instruction C to Schedule 13D, information in Items 2 through 6 of this Schedule 13D is also provided with respect to Vinod Khosla, with respect to the shares of common stock directly and beneficially owned by him.

Vinod Khosla is referred to as a “General Partner.”

(b)	The business address of each of the Reporting Persons and the General Partner:

Khosla Ventures

3000 Sand Hill Road

Building 3, Suite 190

Menlo Park, California 94025

(c) The present principal business of each of the Reporting Persons and the General Partner is the venture capital investment business.

(d) No Reporting Person or General Partner, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person or General Partner, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship.

KV I	Delaware, United States of America
KV III	Delaware, United States of America
KVA I	Delaware, United States of America
KVA III	Delaware, United States of America
VK Services	Delaware, United States of America
Khosla	United States of America

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Additional information concerning the Reporting Persons is listed on Attachment A hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration.

From August 2005 through September 2010, entities affiliated with the Reporting Persons acquired an aggregate of (i) 1,000,000 shares of Series A-1 preferred stock of the Issuer, (ii) 1,084,000 shares of Series A-2 preferred stock of the Issuer, (iii) 915,000 shares of Series A-3 preferred stock of the Issuer, (iv) 858,369 shares of Series A-4 preferred stock of the Issuer, (v) 1,038,733 shares of Series C preferred stock of the Issuer, (vi) 1,065,342 shares of Series D preferred stock of the Issuer and (vii) 438,113 shares of Series D-1 preferred stock of the Issuer. The issuer acquired such shares for an aggregate purchase price of approximately $25.7 million. All such shares were acquired with working capital.

Upon completion of the Issuer’s initial public offering on February 14, 2011 (the “IPO”), the Reporting Persons’ shares of the Issuer’s Series A-1 preferred stock, Series A-2 preferred stock, Series A-3 preferred stock, Series A-4 preferred stock, Series C preferred stock and Series D preferred stock were converted to common stock on a one-for-one basis. Upon completion of the IPO, the Reporting Persons’ shares of the Issuer’s Series D-1 preferred stock were converted to common stock based on a conversion price that is 60% of the initial public offering price of $15.00 per share, such that the 438,113 shares of Series D-1 preferred stock held by the Reporting Persons were converted into 833,388 shares of common stock. After the conversion of each series of preferred stock into common stock, the Reporting Persons owned 6,794,832 shares of common stock.

In conjunction with the Issuer’s IPO, certain of the Reporting Persons purchased 466,667 shares of common stock, resulting in an increase in beneficial ownership by the Reporting Persons by that amount. The purchase was made at the initial public offering price of $15.00 per share, for an aggregate purchase price of $7,000,005. All such shares were acquired with working capital.

Item 4. Purpose of Transaction.

The shares of capital stock reported herein were acquired solely for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of others of shares of the Issuer’s common stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4. In addition, the Reporting Persons may exercise their rights under the Investors’ Rights Agreement, as defined below.

Other than as described above and as set forth in the Investors’ Rights Agreement, as defined below, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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(d) Any change in the present Issuer’s board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of shares of common stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 26,066,636 shares of common stock outstanding, which is the total number of shares of common stock outstanding as of October 25, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q (“10-Q”) filed with the Securities and Exchange Commission on November 2, 2011. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Report.

A.        Khosla Ventures I, L.P.

(a) As of the closing of business on the date of this Schedule 13D, Khosla Ventures I, L.P. beneficially owned 5,191,937 shares of common stock, representing a beneficial ownership of approximately 19.9% of the shares of common stock.

(b)	1. Sole power to vote or direct vote:	0

	2. Shared power to vote or direct vote:	5,191,937

	3. Sole power to dispose or direct the disposition:	0

	4. Shared power to dispose or direct the disposition:	5,191,937

Please see Attachment A for additional information.

B.        Khosla Ventures III, L.P.

(a) As of the closing of business on the date of this Schedule 13D, Khosla Ventures III, L.P. beneficially owned 2,032,063 shares of common stock, representing a beneficial ownership of approximately 7.8% of the shares of common stock.

(b)	1. Sole power to vote or direct vote:	0

	2. Shared power to vote or direct vote:	2,032,063

	3. Sole power to dispose or direct the disposition:	0

	4. Shared power to dispose or direct the disposition:	2,032,063

Please see Attachment A for additional information.

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C.        Khosla Ventures Associates I, LLC

(a) As of the closing of business on the date of this Schedule 13D, Khosla Ventures Associates I, LLC beneficially owned 5,191,937 shares of common stock, representing a beneficial ownership of approximately 19.9% of the shares of common stock.

(b)	1. Sole power to vote or direct vote:	0

	2. Shared power to vote or direct vote:	5,191,937

	3. Sole power to dispose or direct the disposition:	0

	4. Shared power to dispose or direct the disposition:	5,191,937

Please see Attachment A for additional information.

D.        Khosla Ventures Associates III, LLC

(a) As of the closing of business on the date of this Schedule 13D, Khosla Ventures Associates III, LLC beneficially owned 2,032,063 shares of common stock, representing a beneficial ownership of approximately 7.8% of the shares of common stock.

(b)	1. Sole power to vote or direct vote:	0

	2. Shared power to vote or direct vote:	2,032,063

	3. Sole power to dispose or direct the disposition:	0

	4. Shared power to dispose or direct the disposition:	2,032,063

Please see Attachment A for additional information.

E.        VK Services, LLC

(a) As of the closing of business on the date of this Schedule 13D, VK Services, LLC beneficially owned 7,224,000 shares of common stock, representing a beneficial ownership of approximately 27.7% of the shares of common stock.

(b)	1. Sole power to vote or direct vote:	0

	2. Shared power to vote or direct vote:	7,224,000

	3. Sole power to dispose or direct the disposition:	0

	4. Shared power to dispose or direct the disposition:	7,224,000

Please see Attachment A for additional information.

F.        Vinod Khosla

(a) As of the closing of business on the date of this Schedule 13D, Vinod Khosla beneficially owned 7,224,000 shares of common stock, representing a beneficial ownership of approximately 27.7% of the shares of common stock.

(b)	1. Sole power to vote or direct vote:	0

	2. Shared power to vote or direct vote:	7,224,000

	3. Sole power to dispose or direct the disposition:	0

	4. Shared power to dispose or direct the disposition:	7,224,000

Please see Attachment A for additional information.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Investors’ Rights Agreement

The Reporting Persons and certain other stockholders (collectively, the “Holders”) of the Issuer have entered into the Fifth Amended and Restated Investors’ Rights Agreement dated March 26, 2010 (the “Investors’ Rights Agreement”) with the Issuer. Subject to the terms of the Investors’ Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

Beginning 180 days after the completion of the Issuer’s IPO, the holders of at least 30% of the outstanding Registrable Securities can, on not more than two occasions, request that the Issuer file a registration statement under the Securities Act in order to register all or any part of the Registrable Securities, subject to certain conditions and limitations. The aggregate Registrable Securities requested to be registered pursuant to such request must represent at least 30% of the Registrable Securities then outstanding and must have an anticipated aggregate public offering price, net of underwriting discounts and commissions, of at least five million dollars.

If the Issuer’s board of directors believes in good faith that it would be seriously detrimental to the Issuer and its stockholders to proceed with a registration at the time the demand is made, the Issuer may delay the registration once in any 12-month period for a period not to exceed 90 days. Also, if the holders of Registrable Securities requesting registration request that the shares be offered for distribution through an underwriting, the Issuer may reduce the number of Registrable Securities to be registered upon the advice of the underwriters for the offering. If shares of the Issuer’s stock requested to be included in a registration must be excluded pursuant to the underwriters’ advice, the Issuer will generally register a pro rata portion of the shares requested to be registered.

Piggyback Registration Rights

Subject to certain limitations, the Holders have unlimited rights to request that their Registrable Securities be included in any registration of our common stock that the Issuer initiates. However, the Holders have no registration rights with respect to registrations relating solely to employee benefit plans or registrations on certain registration statement forms.

Form S-3 Registration Rights

After the Issuer has qualified for registration on Form S-3, any Holder may request in writing that the Issuer effect registration of its shares on Form S-3, provided that the offering proceeds of the shares proposed to be registered on behalf of such Holder, net of underwriting discounts and commissions, in each registration is at least $3,000,000.

If the Issuer’s board of directors believes in good faith that it would be seriously detrimental to the Issuer and its stockholders to proceed with an S-3 registration at the time the demand is made, the Issuer may delay the registration once in any 12-month period for a period not to exceed 90 days. In addition, the Issuer is not required to make any registration on Form S-3 under the Investors’ Rights Agreement if the Issuer has effected another registration pursuant to the Form S-3 registration rights on behalf of the Holders within 12 months prior to the request.

Transferability

The registration rights are generally transferable to any transferee of a Holder who acquires at least 250,000 shares of Registrable Securities from the transferor.

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Registration Expenses

Generally, the Issuer is required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions. The Issuer is also required to bear the reasonable fees and expenses, not to exceed $30,000, of one counsel for the selling stockholders in each registration.

Expiration of Registration Rights

The registration rights described above will generally expire seven years after completion of the Issuer’s IPO.

The foregoing description is qualified in its entirety by reference to the Investors’ Rights Agreement, a copy of which is filed as an exhibit hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description
99.1	Joint Filing Agreement.
99.2	Fifth Amended and Restated Investors’ Rights Agreement, dated March 26, 2011, among the Issuer, the California Institute of Technology and certain of the Issuer’s investors listed therein (Incorporated by reference to Exhibit 4.2 of the Issuer’s Registration Statement on Form S-1 (File No. 333-168792), filed with the Securities and Exchange Commission (the “SEC”) on August 12, 2010).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Vinod Khosla
Vinod Khosla

VK SERVICES, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Manager

KHOSLA VENTURES ASSOCIATES I, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES ASSOCIATES III, LLC

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES I, L.P.

By:	Khosla Ventures Associates I, LLC, a Delaware limited liability company and general partner of Khosla Ventures I, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

KHOSLA VENTURES III, L.P.

By:	Khosla Ventures Associates III, LLC, a Delaware limited liability company and general partner of Khosla Ventures III, LP

By:	/s/ Vinod Khosla
Vinod Khosla, Managing Member

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ATTACHMENT A

Mr. Khosla is the managing member of VK Services, which is the manager of KVA I and KVA III. KVA I and KVA III are the general partners of KV I and KV III, respectively. Each of KVA I, KVA III, VK Services and Khosla may be deemed to possess voting and investment control over the shares held by KV I and KV III, and each of KVA I, KVA III, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Certain securities were originally purchased by KV I and then distributed to KVA I, which in turn distributed such securities to members and affiliates of members of KVA I (the “Distributed Securities”). KVA I continues to possess voting and investment control over the Distributed Securities. Each of KVA I, VK Services and Khosla may be deemed to possess voting and investment control over the Distributed Securities, and each of KVA I, VK Services and Khosla may be deemed to have indirect beneficial ownership of such shares.

Each Reporting Person disclaims beneficial ownership of the shares described above except to the extent of his or its pecuniary interest therein.